RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

Third Quarter Ended September 30, 2008

Suite 1540 – 800 West Pender Street, Vancouver  BC V6C 2V6
Tel: 604.623.3333   Toll free: 1.866.365.4706   Fax:  604.623.3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com
INTRODUCTION

This Management Discussion and Analysis (“MD&A”) dated November 6, 2008 includes financial information from, and should be read in conjunction with, the interim consolidated financial statements for the 9 months ended September 30, 2008.  It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2007 and their accompanying management discussion and analysis.  Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.   Rubicon Minerals Corporation (the “Company”) reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.

Rubicon Minerals Corporation is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits.  In addition the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit.

The Company’s key assets are in the Red Lake gold camp, in the Province of Ontario. In addition, in the prior year, the Company acquired significant land packages in Alaska, USA and Nevada, USA.  The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec in Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the American Stock Exchange in the United States under the symbol ‘RBY’.

GENERAL HIGHLIGHTS

Rubicon has two significant themes to focus on this quarterly report.  The first is the continued success of our drilling of the F2 zone following its discovery in February, 2008 at the Company’s 100% owned Phoenix Project in Red Lake Ontario. As the exploration highlights below summarize, ,the mineralized zone at F2 has now been expanded to a vertical distance of 3,363 feet (1,025 metres) and an interpreted strike length of 1,181 feet (360 metres).

The second theme is the difficult conditions created by the current credit crisis and extreme volatility of equity markets and especially junior mining stocks. On a comparative basis, Rubicon’s share price has performed well reflecting, in our view, both its new discovery in Red Lake and also the relative strength of its treasury.  The Company has elected to enter into a best efforts financing (see news release dated October 30th, 2008). In making this decision, the Company is seeking to ensure that it can continue its aggressive exploration programs without further concern over financial market conditions.

We have also responded to credit concerns by reviewing our investment policy. We have implemented a very conservative policy, for near term, of restricting investments of non-operating cash to Canadian government backed securities.

Another impact of the falling market on Rubicon has been the requirement to take a loss this quarter, in Other Comprehensive Income, of nearly a million dollars on our share investments in other companies.  The bulk of this paper loss is from holding illiquid investments received from past spin-outs and in some cases still in escrow.  As such this will have little impact on current and near term operations.

EXPLORATION HIGHLIGHTS

Red Lake Exploration

100% Controlled Projects

Phoenix Gold Project
Rubicon holds a 100% interest in the Phoenix Gold Project held as 25 Licenses of Occupation, one Mining Lease, and 16 Patented Claims that cover approximately 505.43 contiguous hectares, subject to paying certain advance annual royalty payments and a net smelter royalty on any future production from the property.  The Phoenix Gold Project is underlain by a NNE-trending, west-dipping belt of deformed and intermixed metasediments, basaltic volcanics and ultramafic rocks which define the “East Bay Trend”.  The rocks are Archean in age and part of the Balmer Sequence. A strong NNE trending structural fabric through the area, which is considered part of the East Bay Deformation Zone (EBDZ) is variably affected by later, NW-SE trending cross cutting regional structures.

2008 Exploration Highlights to September 30, 2008

Drilling
As of September 30, 2008, the Company has drilled a total of 40,260 metres, during the year, on the Phoenix property. The majority of this drilling was focused on the newly discovered “F2 Zone” announced March 12, 2008.

Mineralization within the F2 Zone occurs near a major ultramafic-mafic structural setting which is considered analogous to major deposits in the Red Lake gold district. The F2 Zone is currently drilled to 1101 metres below surface and remains open at depth.  The zone is located approximately 450 metres east of the existing exploration shaft (142 metre-deep, currently flooded) which is planned to facilitate underground access. Gold in the F2 Zone is best developed within mafic volcanics as multiple and complex quartz veins, breccias and silica replacement zones that typically contain visible gold and trace to 3% sulphides. Results to date indicate that sub-parallel, high-grade gold lenses or shoots are developed within a robust gold-bearing structure that also hosts thick, lower grade intervals. The overall mineralized envelope suggests a steep plunge to the northwest. These interpretations are preliminary in nature and relationships between the various styles of mineralization are complex. Additional drilling is required to gain a better understanding of gold distribution, geometry and controls on mineralization within the F2 Zone.

Since discovering the F2 zone in late February, 2008, significant gold mineralization has now been intersected over a vertical distance of 3363 feet (1025 metres) and over an interpreted strike length of 1181 feet (360 metres). Significant results received as of October 30, 2008 are summarized below in Table 1 at the end of this document and a composite cross section is shown below in Figure 1. Drilling is on-going and complete assays remain pending.

Titan 24 Surveys
The company completed 25 line-kilometers of Titan 24 geophysical surveys on the Phoenix Project during the first quarter of 2008. This relatively new technique is designed to penetrate deeper than conventional surveys and thus help develop deep drill targets. The survey has detected several known near surface gold zones at Phoenix and appears to have detected the new F2 Zone, described above. Of additional interest, the survey has defined several new priority targets and structures ranging from depths of 200 to over 800 meters below surface.

Permitting is in progress and on schedule  to carry out an up to $1.25 million Phase One program, part of a two phase underground exploration program at the Phoenix Gold Project.  Phase One work includes the dewatering of the underground workings (expected to take 30-40 days once commenced) and the rehabilitation of the existing shaft and hoist facilities.

Rubicon is also working on securing required permits to allow it to carry out shaft deepening and underground development and drilling of the F2 Zone.  Once the underground development is complete, Rubicon will be able to access the underground workings to allow continuous drilling of the recently discovered F2 Zone and to drill test a large associated Titan 24 anomaly with the goal of extending the known mineralized envelope.. The Titan24 anomaly is interpreted to correlate, in part, with the F2 mineralized zone and extends laterally from the F2 Zone for over 5000 feet to depths up to 2500 feet (the depth limit of the current survey). Phase One permits are expected to be  in hand during the fourth quarter.. Currently, exploration is being carried out using two barge-mounted drills from the water in East Bay.

Adams Lake Property

The Adams Lake property comprises 35 unpatented mining claims (235 units) located approximately 5 kilometres east of the Red Lake mine complex. Titan 24 geophysical surveys define large structures extending to depth thought to be similar to structures which host gold mineralization elsewhere in this prolific gold district. The Company conducted a two-hole reconnaissance program at Adams Lake. The drilling confirmed the presence of Balmer rocks and validated the Titan 24 survey in the area below iron formation located close to the Balmer formation contact.  The Company believes these results confirm the presence of prospective units in a major fold closure at Adams Lake. Due to the continued encouragement of the F2 zone at the Phoenix project, drilling at Adams Lake was curtailed to allow maximum resources to be directed to the F2 discovery.

East Bay Property

The Company has a 100% vested interest (as of January 30, 2007) in 25 unpatented mining claims (44 units: Herbert Option and Seargeant Option).  The project occupies four-kilometres of strike length of the East Bay Trend, immediately adjacent to and on strike with the GAZ zone (an inferred resource of 1.4 million tonnes grading 8.0 g/t gold controlled by Goldcorp/Premier Gold). The East Bay claims are underlain by the East Bay ultramafic body, an important unit associated with gold elsewhere along the trend, including at Rubicon's Phoenix Gold Project. Although considered strategic and a priority target, plans for East Bay have been postponed to allow maximum resources to be directed to the Phoenix project.

DMC Property

The DMC property comprises 41 contiguous unpatented mining claims (263 units) located 7.5 kilometres northwest of the Red Lake mine complex and covers over 17 kilometres strike length of the northeast-trending Red Lake Greenstone belt.  The property was subject to an option agreement with Agnico-Eagle Mines Ltd. (Agnico) at the beginning of 2008, but was returned 100% to the Company during February. The property is considered strategic to the Company.

Total drilling on 100% controlled Red Lake projects in 2008 amounted to 43,410 metres, exclusive of partner funded programs.

Partnered Projects

McCuaig JV Property

The McCuaig Property comprises three unpatented mining claims (10 claim units) seven kilometers northwest of the Red Lake mine complex and is a Joint Venture between Rubicon Minerals Corp. (60%) and Golden Tag Resources (40%). The property is strategically located in the heart of the Red Lake gold camp and is underlain in part by the Balmer stratigraphy of the Red Lake Greenstone Belt. The geological setting is considered to be analogous to the Bruce Channel mineralization currently being explored on the adjacent Gold Eagle Mines property and to the setting of the major gold deposits of the camp hence is well located for future exploration.

Red Lake North Property

The Company has optioned a 55% interest in 47 unpatented mining claims (329 units) known as the Red Lake North Project located in Bateman, Black Bear, Coli Lake and McDonough Townships to Solitaire Minerals Corporation (“Solitaire”). Under terms of the Letter Agreement dated April 18, 2006 (effective date of the Agreement is May 1, 2006), Solitaire must incur $2,500,000 in expenditures on the property over 4 years, make an initial cash payment of $5,000 (completed) and issue to the Company 50,000 shares of Solitaire (completed) to earn a 55% interest in the property.  The property is subject to a sliding scale NSR of 1.75% to 2.5% depending on the price of gold.

Sidace area claims:
This area of the property is situated adjacent to the Main Discovery Zone (MDZ) located on the adjacent Goldcorp/Planet Exploration Inc. property. The style of mineralization reported on the adjacent property is consistent with locally thick gold zones developed within folded quartz-sericite schist which are reported to exhibit an increase in both gold grade and thickness with depth (analogous with the Hemlo deposit). In early 2008 a drill hole completed to a depth of 2269 metres to test the down-dip extension of the MDZ. Assays returned from a 50.4 metre section of sericite-bearing schist indicate a thick section of elevated gold (0.74 g/t over 36.1 metres) including 3.42 g/t gold over 4.6 metres and individual assays up to 7.7 g/t gold over 1.0 metre. This stratigraphy is interpreted to be the equivalent of the stratigraphy host to the MDZ on adjacent claims. Partner Solitaire has elected not to drill a recommended deep drill hole at Sidace and has met its expenditure commitment for 2008.  The property remains open for follow-up in 2009.

Humlin Property

The Company has optioned a 55% interest in 19 unpatented mining claims (216 units) known as the Humlin Project located in Fairlie Township to Solitaire Minerals Corporation (“Solitaire”).  Under terms of the Letter Agreement dated April 18, 2006 (Effective Date of the Agreement is May 1, 2006), Solitaire must incur $2,500,000 in expenditures on the property over 4 years, make a an initial cash payment of $5000 (completed) and issue to the Company 50,000 shares of Solitaire (completed) to earn a 55% interest in the property.  The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold, including the underlying Hammell Agreement.

During the first year of the agreement exploration expenditures in the amount of $250,000 are a firm and binding commitment. A 2007 winter drill program consisting of 1,380 metres was completed in February 2007 completing the first year commitment.  No significant assays were returned.

Partner Solitaire is currently funding a soil sampling survey on claims immediately adjacent to Goldcorp’s North Madsen property and northwest of Claude Resources’ Madsen property. Solitaire is required to spend a total of $400,000 to maintain the option in good standing prior to the end of 2008.

Westend Property

The Company has optioned a 60% interest in 23 unpatented mining claims (87 units) known as the Westend Project located in Ball Township to Halo Resources Ltd. (“Halo”).  Under terms of the Letter Agreement dated July 10, 2008, Halo must incur $1,000,000 in expenditures on the property over four years including $75,000 firm in Year 1 (in progress), make a an initial cash payment of $20,000 (completed) and issue to the Company 50,000 shares of Halo (completed) to earn a 60% interest in the property.  The property is subject to a NSR of 1.0% on 4 of the claims in the Agreement.

English Royalty Division

The English Royalty Division refers to Rubicon’s active program of acquiring mineral properties for the purpose of optioning out to other mining exploration companies.  As such, it provides the Company with an ongoing revenue stream of cash and shares and a residual royalty position in all the properties acquired.

The Company finalized 6 new property agreements during the nine months ended September 30, 2008 and spent $153,811 on acquisition costs and recovered $681,115. During the quarter ended September 30, 2008, no new property agreements were finalized and the Company spent $2,192 on acquisition costs and recovered $271,716 in cash and shares.  The cash and shares received are recorded on the property statement as a recovery of the $153,811 in acquisition costs and the excess is recorded on the statement of operations and deficit as option receipts in excess of property costs.

Qualified Person
The 2008 exploration work in Red Lake is supervised by Terry Bursey, P.Geo., the Qualified Person under the definition of NI 43-101. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Standards, blanks and check assays were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd.

ALASKA EXPLORATION

During 2007, the Company announced the closing of the McEwen transaction which included the acquisition of a 512,960 acre land package in Alaska, southeast of Fairbanks. The lands surround the world class Pogo Gold Deposit, which has reported reserves of 3.62 million ounce gold (7.7 million tons grading 0.47 opt as of 12/31/05 (7.0 million tonnes @ 16.12 gpt)) owned by Sumitomo Minerals (60%) and Teck-Cominco (40%) – see www.teckcominco.com for further details of the deposit. Approximately 2/3 of the package is 100% owned by Rubicon (New Horizon Claims) and the other 1/3 consists of lands subject to an option agreement with Rimfire Minerals Corporation that allows the Company to earn up to a 75% interest (see website www.rubiconminerals.com for property map). The exploration targets are high- grade gold deposits of the Pogo type. The Pogo deposit has a distinctive geochemical expression (gold, bismuth, arsenic) and was discovered as a result of drill-testing stream silt anomalies and a multi element soil anomaly.

Rimfire Option

Under the terms of the Rimfire option agreement, Rubicon must complete expenditures totaling US$4.8 million in exploration over six years to earn a 60% interest in five properties. Upon vesting, Rubicon may obtain a further 10% interest in the properties by completing a feasibility study, and at Rimfire's election, may obtain an additional 5% (for a total of 75%) by providing a project financing loan to be repaid from Rimfire’s free cash flow upon production.

Exploration during the Period

Pursuant to its obligations under the McEwen agreement, Rubicon carried out a US$1.5MM exploration program on it land holdings, located in the Pogo area of Alaska. This includes US$750,000 on claims under options from Rimfire Minerals Corporation. The Alaska claims are at an early stage of exploration and accordingly, work has focused on mapping and prospecting of this large area to identify and prioritize targets going forward. The program also included a minor diamond drilling program testing priority areas. Prospecting of the ER claims, under option from Rimfire, led to the discovery of intermittently exposed sub-cropping surface mineralization hosted by quartz rich breccias and elevated gold mineralization, however subsequent drilling failed to return significant gold values. .

During the current year, Rubicon has spent US$1.5 million in Alaska to bring its total exploration expenditures in Alaska in 2007 and 2008 up to US$4.5 million.  This completes the Company’s commitment, as required under the McEwen transaction, for Alaska exploration.

The Alaska projects are under the supervision of Curt Freeman, MS., PGeo, Qualified Person as defined by NI 43-101.

NEVADA EXPLORATION

During 2007, Rubicon acquired a 225,000 acre land package in Elko County, Northeastern Nevada pursuant to the McEwen transaction.  Exploration of this property is in the preliminary stage.  Lexam Explorations Inc., a McEwen controlled company, from whom the property was acquired, had previously carried out approximate US$1 million worth of exploration.  Pursuant to the McEwen acquisition and financing agreements, Rubicon has met the requirement of spending US$500,000 exploring the property before mid May 2008.

This area of Nevada is starting to be subject to more exploration following recent discoveries by others in the region. During 2008 Rubicon carried out an extensive airborne magnetic and radiometric survey designed to aid in the development of target areas. This was supplemented by field mapping, prospecting and the completion of a regional stream sampling program and ASTER image analysis to aid in target selection. A thorough review of this newly acquired information is ongoing and priority targets will be selected for follow-up for the 2009 field season.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control.  Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies.  Risk factors are more fully described in our Annual Information Form, on file at www.sedar.com .

Additional information on the Company, including our Annual Information Form and other public filings, are available on SEDAR at www.sedar.com.

OPERATING RESULTS

9 Months ended September 30, 2008 compared to the 9 Months ended September 30, 2007

For the 9 months ended September 30, 2008, the Company earned $1,339,400 ($0.01 per share) compared to a net loss of $1,586,101 ($0.01 per share) incurred in the 9 months ended September 30, 2007, a difference from loss to income of $2,925,501. The main factor in this increase in income was the recording of a recovery of future income taxes of $3,275,789, in the first quarter, on the renunciation of flow-through share expenditures.  During the 9 month period, the Company had other comprehensive losses (“OCI”) of $1,302,539 compared to a gain of $687,100 in the prior year.  Comprehensive income (the total of net income and other comprehensive income) for the 9 months was $38,861 compared to a comprehensive loss of $899,001 in the prior year comparative period, a change from loss to income of $935,862.

The increase in income was due to the net effect of some expense categories increasing and some decreasing.  Significant items making up this change were as follows:

•	General mineral exploration was higher by $91,731. This expense does not follow a trend and consists of the exploration expenditures that are not allocable to current properties.
•	Investor relations expenses were higher by $145,566 due to increased investor related activities such as analyst tours.
•	Professional fees were lower by $186,621 due to the prior year’s final plan of arrangement (December 2006) costs and legal costs related to the McEwen agreement of May 2007.
•	Salary expense was higher by $101,688 due to a combination of increased staffing from the prior year, salary increases in some cases and other staff issues.
•	Stock based compensation was higher by $286,805 mostly relating to new options granted in January 2008.
•	The final re-organization costs from the December 2006 plan of arrangement were received in the early part of the prior year and so were $64,691 lower in the current period.
•
Interest and other income was lower by $130,777 due to lower interest rates, cash balances from which interest was earned in the current period and a reduction in other income due to the fall in value of the Paragon option asset.

•
Option receipts in excess of property costs, which represent amounts received from optionees of the Company’s properties was higher by $384,244. This line item is now mostly ERD option receipts in excess of acquisition costs.

•
Losses on sale of investments were higher by $141,717 as the Company sold shares received from various optionees through the ERD. Acquisition of these shares requires minimal cash outlay and the losses are based on the difference in share price from the date of the receipt of the share to the share price on the date of the sale of the share. Many shares received from optionees have hold periods preventing immediate sale. The losses are mainly attributable to the overall decline in prices of junior mining shares in the period.

•	Loss in equity investments was lower by $75,938 as the Company had no equity accounted investments in the current period.
•
The future income tax recovery of $3,275,084 was caused by the future tax liability arising from renunciation of flow-through share expenditures and offsetting this liability against previously unrecognized tax losses.

•
Effective January 1, 2007, the Company adopted section 1530 of the CICA handbook which introduces new standards for reporting and display of comprehensive income. Other comprehensive loss for the 9 months ended September 30, 2008 of $1.3 million was a drop of $1.9 million from the other comprehensive income of $687,100 in the prior year comparative period. The OCI loss in the current period was mainly caused by the drop in value of the Company’s investments in junior mining stocks.  These losses represent unrealized valuation losses.

3 Months ended September 30, 2008 compared to the 3 Months ended September 30, 2007

For the 3 months ended September 30, 2008, the Company had a net loss of $531,151 ($0.00 per share) compared to a net loss of $355,458 ($0.00 per share) incurred in the 3 months ended September 30, 2007, an increase in net loss of $175,693.  During the quarter, the Company recorded other comprehensive loss (“OCI”) of $892,229 compared to OCI income of $1,608,889 in the prior year comparative quarter.  Comprehensive loss (the total of net loss and other comprehensive income) for the quarter was $1,422,056 compared to a comprehensive income of $1,253,431 in the prior year comparative quarter, an increase in comprehensive loss of $2,675,487.

The increases in net loss was mainly the result of greater stock based compensation, higher staffing costs and the accrual of Part XII.6 tax on flow-through share funds.   Significant changes in line items were as follows:

•
General mineral exploration was higher by $39,661 in the current quarter. This expense does not follow a trend and consists of the exploration expenditures that are not allocable to current properties.

•	Investor relations expenses were higher in the current year by $53,906 due to increased investor related activities such as analyst tours.
•	Stock based compensation was higher by $111,314 in the current quarter due to higher valuations on vesting options.
•	Interest and other income was lower in the current quarter by $57,256 due to lower interest rates, cash balances from which interest was earned in the current period.
•
Option receipts in excess of property costs, which represent amounts received from optionees of the Company’s properties was higher by $175,543. This line item is now mostly ERD option receipts in excess of acquisition costs.

•
Losses on sale of investments were higher by $99,565 in the current quarter as the company sold shares received from various optionees through the ERD. The acquisition, of the shares, requires minimal cash outlay and the losses are based on differences in share price from the receipt of the share to the share price on the sale of the share. Many shares received from optionees have hold periods preventing immediate sale. The losses are mainly attributable to the overall decline in prices of junior mining shares in the period.

•
Other comprehensive loss for the quarter ending September 30, 2008 was $892,229 compared to OCI income of $1,608,889 in the prior year comparative quarter. The positive OCI in the prior year was mainly caused by share price increases in the Company’s junior mining stocks and rights associated with Africo Resources Ltd.  The shares prices for almost all junior mining stocks dropped significantly in the current quarter.  Losses in OCI represent unrealized valuation losses.

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2008 Third		2008 Second		2008 First		2007 Fourth		2007 Third		2007 Second		2007 First		2006 Fourth
	$		$		$		$		$		$		$		$
Interest and other income		161,382		67,762		293,438		381,017		218,638		313,598		115,975		90,265
Gain (loss) on sale of investments		(111,252)		7,744		-		(165,503)		(11,687)		12,500		37,396		(35,525)
Net loss (income)		531,151		1,080,848		(2,950,075)		230,576		355,458		441,774		788,869		354,376
Basic and fully diluted net loss (income) per share		0.00		0.01		(0.02)		0.01		0.00		0.00		0.01		0.01

Prior to the 2006 fourth quarter, significant losses were accrued from Rubicon’s equity interest in Africo Resources Ltd.  These losses ceased to accrue upon the distribution of that investment to the Company’s shareholders, at the end of the 2006 fourth quarter.  During 2006 and early 2007, the costs of the December 2006 Plan of Arrangement also increased expenses significantly.  In the first quarter of 2008 a $3.2 million tax recovery was recorded on renunciation of flow-through share exploration expenditures. Other factors generally causing significant variations include the recording of stock based compensation and the write-off of abandoned mineral properties.  These other factors do not have identifiable trends.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources – 9 months ended September 30, 2008.

Following the $15 million McEwen financing of May 2007 and the $10.4 million November 2007 flow-through financing, the Company had working capital of $30.7 million at the 2007 year end.  Working capital was reduced to $17 million as at September 30, 2008 mainly due to exploration expenditures of $12.5 million cash for the 9 months ending September 30, 2008.  The Company’s investment policy at period end was to invest excess funds only in bankers acceptances guaranteed by major Canadian banks or instruments of equivalent or better security.  Due to current market concerns, investments have been further restricted to government of Canada backed securities and operating cash in major Canadian banks. The Company has no exposure to asset-backed commercial paper.

On October 30, 2008, the Company entered into an agreement with GMP Securities L.P. and a syndicate of agents in connection with a "best efforts" private placement of up to 4,500,000 flow-through common shares ("Flow-Through Shares") at an issue price of $1.35 per Flow-Through Share for proceeds of up to $6,075,000 and up to 5,500,000 common shares ("Common Shares") at $1.10 per Common Share for proceeds of up to $6,050,000.

In addition, the Agents shall have the option, exercisable until the Closing Date to sell up to an additional 1,800,000 Common Shares at a price of $1.10 per Common Share for additional gross proceeds of up to $1,980,000.

The agent related financing is subject to a 5.5% commission.

Contemporaneously with the closing of the offering, the Company intends to complete a non-brokered private placement of up to an additional 370,370 Flow-Through Shares at a price of $1.35 per Flow-through Share for aggregate gross proceeds of up to approximately $500,000 to certain insiders and employees of the Company and to certain other qualified investors.

Pursuant to the McEwen financing of May 2007, Robert McEwen and associated companies were granted the right,  to participate pro-rata in future financings.  It is not known at this time to what degree they will exercise this right, if at all.

The financing is subject to regulatory approval.

Readers are cautioned that this financing has not closed and is proceeding on a best efforts basis.  Risks to completion include the need for agents to place the offering, regulatory approvals and satisfactory due diligence.

The Company currently has sufficient funds to meet its working capital requirements and other requirements to the end of 2009 irrespective of the completion of the current financing.

Operating Cash Flows – 9 months ended September 30, 2008

The reduction in cash used in operations of $788,588 compared to the prior year of $1,106,905 is mostly attributable higher legal expense and higher interest income in the prior year offset by higher investor relations and salary costs and higher option receipts in the current year to date period as discussed above under operating results.

Investing Activities – 9 months ended September 30, 2008

For the 9 months ended September 30, 2008, the Company spent $12.5 million in cash on mineral property acquisition and exploration.  During the same period, the Company recovered in cash $171,303 of exploration expenditures and option payments from optionees of the Company’s properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than what is disclosed under commitments in note 15 of the consolidated financial statements of the Company.

COMMITMENTS

Pursuant to the McEwen agreement, the Company became committed to spend $5 million on its Red Lake, Ontario properties by May 18, 2008 which was amended to $5.5 during the period and this commitment was met.  Pursuant to the same agreement, a further CAD$5 million was committed to the Alaska properties to be spent by May 18, 2009 which was amended to CAD$4.5 million during the period.  This commitment was fully met as at September 30, 2008.  The Company was required to spend sufficient funds to maintain the Rimfire option in good standing to May 18, 2008 and it has done so.  In addition, the Company agreed to spend CAD$500,000 on its Nevada properties by May 18, 2008 which was completed within the time frame.

At September 30, 2008, the Company has $164,908 (2007 - $244,366) in remaining lease payments for the use of its Vancouver office to September, 2010.

At September 30, 2008, the Company is committed to incur $nil (2007 year end – $9,984,996) in eligible exploration expenditures before December 31, 2008, in order to complete obligations entered pursuant to flow-through share purchase agreements.

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

TRANSACTIONS WITH RELATED PARTIES

Paragon Minerals Corporation

Paragon Minerals Corporation (“Paragon”) is the spin-off company that acquired Rubicon’s Newfoundland mineral properties under the plan of arrangement.  Paragon has one common director with Rubicon.  In addition, the CEO of Paragon provided management services to Rubicon up until December 31, 2007, on a part time basis.  On June 12, 2008, Robert Lewis, CFO of Rubicon, ceased to provide CFO services to Paragon and as such, Paragon ceased being a related party of Rubicon.

Legal services

David Reid is a director of the Company and a partner at the law firm Davis LLP.  For the nine months ended September 30, 2008, the Company paid or accrued legal fees to Davis LLP, aggregating to $41,691 (2007 - $729,706).  As at September 30, 2008, Davis LLP is owed $nil (2007 - $91,324).

See note 14, “Related Party Transactions”, in the consolidated financial statements for additional information on related party transactions with the Company.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in detail in Note 4 of the consolidated financial statements for the year ended December 31, 2007.  The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates are based on past experience, industry trends and known commitments and events.  By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant.  Actual results will likely differ from those estimates.

Carrying value of mineral property costs

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs.  Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value.  Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property.  The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property’s estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants.  Under this method, the fair value of stock options is calculated at the date of grant or vesting and is expensed, capitalized or recorded as share issue costs over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted.  This model is subject to various assumptions.  The assumptions the Company makes will likely change from time to time.  At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events.

Flow-through share renunciations, CICA Emerging Issues Committee - 146

The Company follows the CICA Emerging Issues Committee recommendations for accounting for renunciation of flow-through shares. Upon the renunciation of flow-through shares, a future income tax liability is recognized and shareholder equity is reduced.  In the case where the company has written-down future tax assets arising from loss carryforwards or deductible temporary differences, then those write-downs are reversed in the amount of the future tax liability arising from the renunciation.  The credit side of the entry is recorded on the income statement.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Comprehensive Income, CICA Handbook Section 1530

Effective January 1, 2007 the Company adopted section 1530 which introduces new standards for reporting and display of comprehensive income.  Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Equity, CICA Handbook Section 3251

Effective January 1, 2007, the Company adopted new handbook Section 3251 which establishes standards for the presentation of equity and changes in equity during a reporting period as a result of the comprehensive income reporting requirements of new Section 1530.

Financial Instruments, CICA Handbook Section 3855

Effective January 1, 2007, the Company adopted new handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

Pursuant to these new standards, the Company has included a new statement of comprehensive income with its financial statements and has applied fair value accounting to certain of its financial instruments.  This has resulted in the recognition of unrealized gains and losses as other comprehensive income or loss which appear on the statement of comprehensive income or loss.

Capital Disclosures, CICA Handbook Section 1535

Effective January 1, 2008, the Company adopted new CICA Handbook section 1535 which requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Financial Instruments - Disclosure and Presentation, CICA Handbook Sections 3862 and 3863

Effective January 1, 2008, the Company adopted new CICA Handbook sections 3862 and 3863 which replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

New Accounting Pronouncements

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants (“CICA”) will likely impact the Company’s future accounting policies:

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The changeover date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been estimated at this time.

OUTSTANDING SHARE DATA

As at November 6, 2008, the Company had the following common shares, stock options and warrants outstanding:

Common shares	147,985,201
Stock options	4,770,800
Warrants	10,714,271
Fully diluted shares outstanding	163,470,272

MANAGEMENT'S  REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's  management  is  responsible  for  establishing  and  maintaining adequate  internal  control over  financial  reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore,  even those  systems  determined  to be effective  can provide  only  reasonable   assurance  with  respect  to  financial   statement preparation and presentation.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the  Company's  internal  control over  financial reporting  during  the 9 months ended September 30,  2008,  that have  materially affected,  or are reasonably likely to materially  affect, its internal control over financial reporting.

CAUTIONARY NOTICES

The Company’s consolidated financial statements for the 9 months ended September 30, 2008 and this accompanying MD&A contain statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934.  Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this MD&A include statements regarding the Company’s future exploration plans and expenditures, financings, the satisfaction of rights and performance of obligations under agreements to which the Company is a part, the ability of the Company to hire and retain employees and consultants and estimated administrative assessments and other expenses. The forward-looking statements that are contained in this MD&A involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements.  Some of these risks and uncertainties are identified under the heading “RISKS AND UNCERTAINTIES” in this MD&A.  Additional information regarding these factors and other important factors that could cause results to differ materially may be referred to as part of particular forward-looking statements.  The forward-looking statements are qualified in their entirety by reference to the important factors discussed under the heading “Risk Factors” and to those that may be discussed as part of particular forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause the actual results to differ include market prices, exploration success, continued availability of capital and financing, inability to obtain required regulatory approvals and general market conditions.  These statements are based on a number of assumptions, including assumptions regarding general market conditions, the timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.  Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Table 1: F2 Zone Gold Assay Results – Phoenix Project

Location ID	Hole Number	Gold (g/t)	Metres	Gold (oz/ton)	Feet
1	F2-10	19.5	1.0	0.57	3.3
2	F2-10	68.4	0.6	2.00	2.0
3	F2-12	20.8	0.5	0.61	1.6
4	F2-01	8.4	4.5	0.25	14.8
5	F2-02	5.4	10.3	0.16	33.8
5	Incl.	12.1	3.3	0.35	10.8
6	F2-22*	29.6	0.5	0.86	1.6
7	F2-06	49.0	0.8	1.43	2.5
8	F2-10	43.0	1.0	1.25	3.3
9	F2-04	21.5	0.5	0.63	1.6
10	F2-21	9.1	8.6	0.27	28.2
10	Incl.	97.9	0.5	2.85	1.6
10	Incl.	11.6	0.5	0.34	1.6
11	F2-08	4.2	24.0	0.12	78.7
11	Incl.	15.8	2.0	0.46	6.6
11	Incl.	24.8	1.0	0.72	3.3
12	F2-21	64.2	0.5	1.87	1.6
13	F2-21	18.9	1.0	0.55	3.3
14	F2-22*	5.6	50.7	0.16	166.3
14	Incl.	12.4	0.5	0.36	1.6
14	Incl.	106.4	0.5	3.10	1.6
14	Incl.	16.0	0.5	0.47	1.6
14	Incl.	13.4	1.0	0.39	3.3
14	Incl.	32.9	1.0	0.96	3.3
14	Incl.	12.2	2.0	0.36	6.6
15	F2-02	22.9	1.0	0.67	3.3
16	F2-07	19.6	1.0	0.57	3.3
17	F2-07	73.2	3.0	2.14	9.8
18	F2-03	283.2	1.0	8.26	3.3
19	F2-12	4.3	4.0	0.13	13.1
20	F2-01	6.8	11.0	0.20	36.1
20	Incl.	61.5	1.0	1.79	3.3
21	F2-10	13.9	3.0	0.41	9.8
21	F2-10	13.9	3.0	0.41	9.8
22	F2-10	29.4	1.0	0.86	3.3
23	F2-10	17.7	2.0	0.52	6.6
24	F2-21	17.0	2.5	0.50	8.2
24	Incl.	41.4	1.0	1.21	3.3
25	F2-21	10.3	1.0	0.30	3.3
26	F2-08	42.4	11.0	1.24	36.1
27	F2-06	20.0	0.5	0.58	1.6
28	F2-11	20.2	0.5	0.59	1.6
29	F2-02	36.0	1.0	1.05	3.3
30	F2-07	15.1	1.0	0.44	3.3
31	F2-07	11.1	0.5	0.32	1.6
32	F2-22	17.1	0.5	0.50	1.6
33	F2-21	5.2	6.0	0.15	19.7
33	Incl.	35.8	0.5	1.04	1.6
34	F2-04	13.9	2.0	0.41	6.6
34	Incl.	22.4	1.0	0.65	3.3
35	F2-07	3.5	16.0	0.10	52.5
35	Incl.	23.0	0.5	0.67	1.6
35	Incl.	18.8	0.5	0.55	1.6
36	F2-07	16.0	7.0	0.47	23.0
36	Incl.	25.6	1.5	0.75	4.9
36	Incl.	22.2	3.0	0.65	9.8
37	F2-10	8.3	30.0	0.24	98.4
37	Incl.	48.2	0.5	1.41	1.6
37	Incl.	216.1	0.5	6.30	1.6
38	F2-09	10.0	3.5	0.29	11.5
38	Incl.	53.1	0.5	1.55	1.6
39	F2-06	4.9	8.5	0.14	27.9
39	Incl.	10.7	1.0	0.31	3.3
40	F2-21	14.2	1.5	0.41	4.9
40	Incl.	19.6	1.0	0.57	3.3
41	F2-07	24.4	17.0	0.71	55.8
41	Incl.	36.5	8.0	1.06	26.2
42	F2-11	3.0	12.1	0.09	39.7
43	F2-11	25.7	1.6	0.75	5.2
43	Incl.	40.3	1.0	1.18	3.3
44	F2-10	56.5	0.5	1.65	1.6
45	F2-10	20.2	0.5	0.59	1.6
46	F2-10	77.8	0.5	2.27	1.6
47	F2-09	28.7	15.5	0.84	50.9
47	Incl.	52.6	7.4	1.53	24.3
48	F2-17	3.1	6.8	0.09	22.3
49	F2-06	15.4	1.0	0.45	3.3
50	F2-22	21.6	3.0	0.63	9.8
50	Incl.	53.3	1.0	1.55	3.3
50	Incl.	11.3	1.0	0.33	3.3
51	F2-21	6.1	5.0	0.18	16.4
52	F2-21	13.1	0.5	0.38	1.6
53	F2-15	3.4	9.0	0.10	29.5
54	F2-21	10.2	2.6	0.30	8.5
54	Incl.	33.7	0.6	0.98	2.0
55	F2-21	13.8	2.7	0.40	8.7
56	F2-04	7.3	3.0	0.21	9.8
57	F2-05	12.1	2.0	0.35	6.6
57	Incl.	36.1	0.5	1.05	1.6
58	F2-25	13.8	2.0	0.40	6.6
59	F2-15-W1	11.4	1.0	0.33	3.3
60	F2-05	6.0	17.0	0.18	55.8
60	Incl.	42.6	0.5	1.24	1.6
60	Incl.	14.5	0.5	0.42	1.6
60	Incl.	15.8	1.0	0.46	3.3
61	F2-14-W1	2.5	7.0	0.07	23.0
62	F2-14-W1	5.7	4.0	0.17	13.1
63	F2-25	17.1	1.0	0.50	3.3
64	F2-24	9.2	7.4	0.27	24.3
64	Incl.	16.2	0.6	0.47	2.0
64	Incl.	31.6	1.0	0.92	3.3
65	F2-16	3.0	16.1	0.09	52.8
66	F2-16	3.7	3.2	0.11	10.5
67	F2-19	58.8	2.1	1.72	6.9
67	Incl.	240.4	0.5	7.01	1.6
68	F2-05	7.6	2.0	0.22	6.6
68	Incl.	14.2	1.0	0.41	3.3
69	F2-25	6.4	5.0	0.19	16.4
69	Incl.	13.5	2.0	0.39	6.6
70	F2-25	21.4	1.0	0.62	3.3
71	F2-17-W3	70.4	0.5	2.05	1.6
72	F2-17	62.0	1.0	1.81	3.3
72	Incl.	117.7	0.5	3.43	1.6
73	F2-19	361.7	1.8	10.55	5.9
73	Incl.	811.4	0.8	23.67	2.6
74	F2-29	891.1	2.0	25.99	6.6
75	F2-14	6.9	7.0	0.20	23.0
75	Incl.	15.2	2.0	0.44	6.6
76	F2-14	26.4	0.9	0.77	2.8
77	F2-15-W1	7.5	3.7	0.22	12.1
77	Incl.	17.6	1.3	0.51	4.3
78	F2-15-W1	19.1	1.0	0.56	3.3
79	F2-29	109.8	0.5	3.20	1.6
80	F2-29	3.7	8.0	0.11	26.2
80	Incl.	22.6	1.0	0.66	3.3
81	F2-29	8.1	2.0	0.24	6.6
82	F2-29	13.9	1.2	0.40	3.9
83	F2-24	4.4	7.0	0.13	23.0
83	Incl.	22.9	1.0	0.67	3.3
84	F2-20	12.6	1.0	0.37	3.3
85	F2-20	7.4	4.0	0.21	13.1
85	Incl.	12.0	2.0	0.35	6.6
86	F2-29	5.1	5.3	0.15	17.4
86	Incl.	10.5	1.0	0.31	3.3
87	F2-29	4.1	16.2	0.12	53.0
87	Incl.	10.4	2.2	0.30	7.2
88	F2-35	41.9	2.2	1.22	7.1
88	Incl.	69.8	1.0	2.04	3.3
89	F2-35*	391.3	0.5	11.41	1.6
90	F2-35*	14.2	1.3	0.41	4.3
*New gold assays received (assays pending for portions of the hole)

All reported intercepts are core lengths and true widths are currently unknown. Reported gold values are uncut. Vein orientations are generally observed to be at moderate to high angle to the core axis but further drilling will be required to determine true thicknesses.